JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed by Jared Isaacman, on behalf of each of the undersigned with respect to the Class A Common Stock, par value $0.0001 par value per share, of Shift4 Payments, Inc., and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2026

Jared Isaacman

By: /s/ Jordan Frankel
Name: Jordan Frankel
Title: Attorney-in-Fact

Rook Holdings Inc.

By: /s/ Jordan Frankel
Name: Jordan Frankel
Title: Assistant Secretary